UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2008

Commission File Number

000-1427645

Ore-More Resources Inc.

(Translation of registrant’s name into English)

2034 – 33rd Street S.W.

Calgary, Alberta, T2E 2S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes  _____  No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Resignation of Director and Principal Officers.

On April 8, 2008, Mr. David Goldenberg, a Director and President, Secretary-Treasurer of Ore-More Resources Inc. (the “Company”), informed the Board of Directors of the Company that he was resigning from the Board of Directors effective April 8, 2008.  Mr. Goldenberg did not resign as the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Directors and Principal Officers.

On April 8, 2008, Mr. Jonathon Adelman was appointed as a Director and as President and Secretary-Treasurer of the Issuer.

Mr. Adelman is presently Vice-president of Business Operations of Whitewood Links Golf Course and RV Park.

In 2003, Mr. Adelman obtained a Bachelor of Science degree, majoring in Computer Science, from the University of Calgary, in Canada.

From 2004 to 2008, Mr. Adelman was employed as a Senior Software Developer at a post production house where he developed leading edge image processing software.

From 2003 to 2004, Mr. Adelman founded and operated Joss Custom Solutions, a custom software company.

From 2001 to 2002, Mr. Adelman founded and operated Waterboyz Irrigation, a residential irrigation company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORE-MORE RESOURCES INC.

By:  /s/ Jonathon Adelman_______

Name:

Jonathon Adelman

Title:    President & CEO

Date:  April 9, 2008

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